UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 4)

ROSETTA STONE INC.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

777780107
(CUSIP Number)

David Nierenberg
The D3 Family Funds
19605 NE 8th Street
Camas, WA  98607
(360) 604-8600

With a copy to:

Christopher P. Davis
Kleinberg, Kaplan, Wolff & Cohen, P.C.
551 Fifth Avenue
New York, NY 10176
(212) 986-6000

________________________________________
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 15, 2015
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [x ].

1	NAME OF REPORTING PERSONS The D3 Family Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [X] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Washington
NUMBER OF SHARES BENEFICIALLY	7	SOLE VOTING POWER 0
OWNED BY EACH REPORTING	8	SHARED VOTING POWER 321,177 common shares (1.5%)
PERSON WITH	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 321,177
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON For the reporting person listed on this page, 321,177; for all reporting persons as a group, 1,513,795 shares (7.0%)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) For the reporting person listed on this page, 1.5%; for all reporting persons as a group 7.0%
14	TYPE OF REPORTING PERSON (See Instructions) PN

1	NAME OF REPORTING PERSONS The D3 Family Bulldog Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [X] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Washington
NUMBER OF SHARES BENEFICIALLY	7	SOLE VOTING POWER 0
OWNED BY EACH REPORTING	8	SHARED VOTING POWER 1,104,620 common shares (5.1%)
PERSON WITH	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,104,620
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON For the reporting person listed on this page, 1,104,620; for all reporting persons as a group, 1,513,795 shares (7.0%)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) For the reporting person listed on this page, 5.1%; for all reporting persons as a group 7.0%
14	TYPE OF REPORTING PERSON (See Instructions) PN

1	NAME OF REPORTING PERSONS The DIII Offshore Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [X] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Bahamas
NUMBER OF SHARES BENEFICIALLY	7	SOLE VOTING POWER 0
OWNED BY EACH REPORTING	8	SHARED VOTING POWER 87,998 common shares (0.4%)
PERSON WITH	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 87,998
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON For the reporting person listed on this page, 87,998; for all reporting persons as a group, 1,513,795 shares (7.0%)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) For the reporting person listed on this page, 0.4%; for all reporting persons as a group 7.0%
14	TYPE OF REPORTING PERSON (See Instructions) PN

1	NAME OF REPORTING PERSONS Nierenberg Investment Management Company, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [X] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Washington
NUMBER OF SHARES BENEFICIALLY	7	SOLE VOTING POWER 0
OWNED BY EACH REPORTING	8	SHARED VOTING POWER 1,513,795 common shares (7.0%)
PERSON WITH	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,513,795
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON For the reporting person listed on this page, 1,513,795; for all reporting persons as a group, 1,513,795 shares (7.0%)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) For the reporting person listed on this page, 7.0%; for all reporting persons as a group 7.0%
14	TYPE OF REPORTING PERSON (See Instructions) CO

1	NAME OF REPORTING PERSONS Nierenberg Investment Management Offshore, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [X] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Bahamas
NUMBER OF SHARES BENEFICIALLY	7	SOLE VOTING POWER 0
OWNED BY EACH REPORTING	8	SHARED VOTING POWER 87,998 common shares (0.4%)
PERSON WITH	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 87,998
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON For the reporting person listed on this page, 87,998; for all reporting persons as a group, 1,513,795 shares (7.0%)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) For the reporting person listed on this page, 0.4%; for all reporting persons as a group 7.0%
14	TYPE OF REPORTING PERSON (See Instructions) CO

1	NAME OF REPORTING PERSONS David Nierenberg
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [X] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY	7	SOLE VOTING POWER 0
OWNED BY EACH REPORTING	8	SHARED VOTING POWER 1,513,795 common shares (7.0%)
PERSON WITH	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,513,795
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON For the reporting person listed on this page, 1,513,795; for all reporting persons as a group, 1,513,795 shares (7.0%)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) For the reporting person listed on this page, 7.0%; for all reporting persons as a group 7.0%
14	TYPE OF REPORTING PERSON (See Instructions) IN

This Amendment No.4 to Schedule 13D (this “Amendment”) amends the below-indicated items from the Schedule 13D with respect to the shares of common stock (the “Common Stock”) of Rosetta Stone Inc., (“RST” or the “Company”) previously filed by or on behalf of the Reporting Persons (as defined below), as previously amended (collectively, the “Schedule 13D”), by supplementing such Items with the information below.

The names of the persons filing this Amendment (collectively, the “Reporting Persons”) are:  The D3 Family Fund, L.P. (the “Family Fund”), The D3 Family Bulldog Fund, L.P. (the “Bulldog Fund”), The DIII Offshore Fund, L.P. (the “Offshore Fund”), Nierenberg Investment Management Company, Inc. (“NIMCO”), Nierenberg Investment Management Offshore, Inc. (“NIMO”) and David Nierenberg (“Mr. Nierenberg”).

Item 4.  Purpose of Transaction

Item 4 is hereby amended to add the following:

We have interacted with Rosetta’s board of directors and senior managers on numerous occasions during the more than three years that we have been shareholders. We have advocated changes in corporate strategy and cost, executive leadership, and board composition. We own more than 1.5M shares and believe that we are Rosetta’s third largest shareholder. During the past month Rosetta’s board began considering inviting me to become a director. They appointed me to the board effective April 15.

At this moment, not yet participating in any Rosetta board or board committee meetings, having seen no internal documents, nor discussing any material, non-public information, all the information I have about Rosetta is already in the public domain. Today may be my last chance to speak freely for some time. Therefore I would like to use this opportunity to explain why I decided to join the board and set forth what I plan to do as a director.

Let’s begin with a caveat learned from three decades of board service: until one gets inside the tent, one really cannot know what the facts are and what the situation is. There is much that I do not know and probably some that I think I know which may turn out to be mistaken. Nevertheless, I believe that Rosetta has attractive attributes to build on, creating the potential for significant value creation:

•	Rosetta Stone is a valuable, globally recognized brand name and the company has a substantial customer base.

•	The company has a solid balance sheet, with almost $3 of net cash per share as of December 31, 2014. Having 35% of the market cap in cash should be a solid margin of safety.

•
The company has a capable board of directors, especially as it has been enhanced by the recent additions of John Hass, Caroline Tsay, and Steven Yankovich. These additions help the board address the company’s future direction.

•	The company has a profitable, cash generating “serious learner” consumer language business.

•
The company has two institutional businesses which have the potential to become attractive growth vehicles. Of particular interest to me personally, as a community servant and philanthropist in education, from pre-school children through college, is the tremendous promise which Lexia Learning has demonstrated in teaching elementary school students how to read. School spending is the largest spending by state governments and literacy is the gateway to economic mobility.

•
Because so much is spent for education, and because of education’s huge impact on individual mobility, corporate success, and national competitiveness, the private and public equity markets have a strong interest in education-related businesses, particularly those which deploy relevant mobile telecommunications and cloud technology to deliver software as a service (SAAS). This week, for example, LinkedIn announced that it would acquire learning company Lynda.com for ten times revenue. While Rosetta is still evolving, it is notable that the company generated more than 60% of its revenues DIGITALLY in the most recent quarter – yet the stock trades at a disappointing enterprise value to sales multiple of only 0.4x at a time when successful public SAAS companies are valued at 2-4x or higher.

For all of these reasons, we believe that Rosetta Stone presents an opportunity for investors to multiply the value of their stakes in the company over time. It is too early for me to know – not being inside yet – exactly what actions could increase value, whether, for example, it could happen with Rosetta remaining an independent company, or whether parts of it might be separated and sold.  To us right now, no option can be off the table. I have a fiduciary obligation to do what is best for the shareholders.

Here is what I hope to accomplish, as one member of a nine person board:

•
As we have emphasized in our prior 13D’s, we believe that success hinges on having a corporate focus which is RIGHT and TIGHT. We believe that Rosetta has been doing far too much. We believe that inadequate focus caused poor allocation of financial and human capital and that it also caused inconsistent, often poor, execution. Rosetta recently began sharpening its focus, and we applaud those positive steps. We want to help accelerate and complete that process, so that Rosetta will become a simpler company, doing less, but executing better, allocating resources shrewdly and building  value, rather than destroying it.

•
The board must find and engage the right permanent CEO to lead the execution of the company’s new strategy successfully. Articulating the strategy and hiring the CEO to execute it are the two most important decisions a board makes. We must make them right.

•
The board “sets the tone at the top.” I am certain that Rosetta colleagues are troubled that they do not know where the company is going or what their role in it may be. We have a duty to treat Rosetta colleagues the right way:  to be truthful and compassionate, to listen, to encourage dialogue and feedback, to treat people with dignity. When spending and cost reduction are required, the board should demonstrate its commitment to intelligently reducing all governance-related costs and spending within its control. We are all in this together.

•
We believe that substantial spending and cost reduction is necessary. The sooner this is completed the less uncertainty and anxiety will linger.  Spending and cost are too high for two reasons. First, because the company’s strategy was much too diffuse, it spent too much on too many things in too many places. Second, because Rosetta was very successful until about five years ago, and because it aspired to grow much larger, we believe that it created a cost structure and a spending culture of a much larger company, one which is no longer realistic.  We don’t care how large the company is. What we care about instead, is how profitable it is, how much cash it generates, how rapidly it grows, how intelligently it allocates capital, and how it builds human capital. If first Rosetta needs to get smaller, in order to then get bigger and better, that’s perfectly fine.

•
As a large shareholder with skin in the game we want to heighten the sense of urgency about doing these things right and doing them quickly. The faster we move RIGHT and TIGHT, grounded on analytical INSIGHT, the happier our stakeholders will be.

David Nierenberg, April 16, 2015

Item 5.  Interest in Securities of the Issuer.

Item 5 is hereby amended and restated to read as follows:

(a)           The aggregate percentage of Shares reported owned by each person named herein is based upon 21,601,219 Shares outstanding as of March 11, 2015, which is the total number of Shares outstanding as reported in the Issuer’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 16, 2015.

As of the close of business on the date hereof, the Family Fund individually beneficially owned 321,177 Shares, constituting approximately 1.5% of all of the outstanding Shares.

As of the close of business on the date hereof, the Bulldog Fund individually beneficially owned 1,104,620 Shares, constituting approximately 5.1% of all of the outstanding Shares.

As of the close of business on the date hereof, the Offshore Fund individually beneficially owned 87,998 Shares, constituting approximately 0.4% of all of the outstanding Shares.

By virtue of its relationships with each of the Family Fund, the Bulldog Fund and the Offshore Fund discussed in further detail in Item 2, NIMCO may be deemed to be the beneficial owner of the 1,513,795 Shares, beneficially owned in the aggregate by the Family Fund, the Bulldog Fund and the Offshore Fund, constituting approximately 7.0% of all of the outstanding Shares.

By virtue of its relationship with the Offshore Fund discussed in further detail in Item 2, NIMO may be deemed to be the beneficial owner of the 87,998 Shares owned by the Offshore Fund, constituting approximately 0.4% of all of the outstanding Shares.

By virtue of his relationship with NIMCO and NIMO discussed in further detail in Item 2, Mr. Nierenberg may be deemed to be the beneficial owner of the 1,513,795 Shares beneficially owned by NIMCO and NIMO, constituting approximately 7.0% of all of the outstanding Shares.

The Reporting Persons, in the aggregate, beneficially own 1,513,795 Shares, constituting approximately 7.0% of the outstanding Shares.

 (b)           The Family Fund, NIMCO and Mr. Nierenberg have shared power (i) to vote or direct the vote of, and (ii) to dispose or direct the disposition of, the 321,177 shares of Common Stock held by the Family Fund.

The Bulldog Fund, NIMCO and Mr. Nierenberg have shared power (i) to vote or direct the vote of, and (ii) to dispose or direct the disposition of, the 1,104,620 shares of Common Stock held by the Bulldog Fund.

The Offshore Fund, NIMO, NIMCO and Mr. Nierenberg have shared power (i) to vote or direct the vote of, and (ii) to dispose or direct the disposition of, the 87,998 shares of Common Stock held by the Offshore Fund.

(c)            No transactions with respect to the Common Stock that are required to be reported on Schedule 13D were effected by any of the Reporting Persons during the past sixty (60) days.

(d)          No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e)          Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in the Statement is true, complete and correct.

D3 Family Fund, L.P., D3 Family Bulldog Fund, L.P.
By: Nierenberg Investment Management Company, Inc.
April 17, 2015	Its: General Partner By: /s/ David Nierenberg David Nierenberg, President
DIII Offshore Fund, L.P. By: Nierenberg Investment Management Offshore, Inc.
April 17, 2015	Its: General Partner By: /s/ David Nierenberg David Nierenberg, President
Nierenberg Investment Management Company, Inc.
April 17, 2015	By: /s/ David Nierenberg David Nierenberg, President
Nierenberg Investment Management Offshore, Inc.
April 17, 2015	By: /s/ David Nierenberg David Nierenberg, President
April 17, 2015	/s/ David Nierenberg David Nierenberg